Report of Independent Registered Public Accounting Firm


To the Board of Directors of
SEI Opportunity Master Fund, L.P.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the SEI Opportunity Master Fund, L.P. (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of July 31, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2005, and with respect to agreement of partnership investment subscriptions and liquidations, for the period from March 31, 2005 (the date of our last examination), through July 31, 2005:

o Count and inspection of all partnership investment agreements held by SEI Private Trust Company, the Fund's Custodian, without prior notice to management;

o Confirmation of all partnership investment balances held by the Fund with the underlying partnerships;

o Reconciliation of all such partnership investments to the books and records of the Fund and the Custodian;

o Agreement of all partnership subscriptions and liquidations since our last report to the bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the SEI Opportunity Master Fund, L.P. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of July 31, 2005, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of SEI Opportunity Master Fund, L.P. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                /s/ Ernst & Yound LLP
                                ---------------------
                                Ernst & Young LLP


December 31, 2005



  FUND NAME                                                              STATE                     REGISTRATION         FILE NUMBER


  SEI Opportunity Fund, L.P.
                                                                         ALASKA                    OTHER                60047738
                                                                         ALABAMA                   ANNUAL
                                                                         ARKANSAS                  ANNUAL               60015648
                                                                         ARIZONA                   ANNUAL                37287
                                                                         CALIFORNIA                ANNUAL
                                                                         COLORADO                  ANNUAL            IC 2004-26-417
                                                                         CONNECTICUT               ANNUAL                1026549
                                                                         DISTRICT OF COLUMB        ANNUAL               60020415
                                                                         DELAWARE                  ANNUAL                 44188
                                                                         GEORGIA                   OTHER              SC-MF-047975
                                                                         HAWAII                    ANNUAL
                                                                         IOWA                      ANNUAL                I-56998
                                                                         IDAHO                     ANNUAL                 56986
                                                                         ILLINOIS                  ANNUAL               60016938
                                                                         INDIANA                   OTHER               04-0052 RC
                                                                         KANSAS                    ANNUAL             2004S0000597
                                                                         KENTUCKY                  ANNUAL
                                                                         LOUISIANA                 ANNUAL                 97449
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL              SM20040128
                                                                         MAINE                     ANNUAL               10004095
                                                                         MICHIGAN                  ANNUAL                941721
                                                                         MINNESOTA                 GOOD UNTIL SOLD      R-46039.1
                                                                         MISSOURI                  ANNUAL
                                                                         MISSISSIPPI               ANNUAL               60035171
                                                                         MONTANA                   ANNUAL                 51751
                                                                         NORTH CAROLINA            ANNUAL
                                                                         NORTH DAKOTA              ANNUAL                 AM094
                                                                         NEBRASKA                  ANNUAL
                                                                         NEW HAMPSHIRE             GOOD UNTIL SOLD
                                                                         NEW JERSEY                ANNUAL                BEM-2470
                                                                         NEW MEXICO                ANNUAL                 16870
                                                                         NEVADA                    ANNUAL
                                                                         NEW YORK                  OTHER                 S30-57-33
                                                                         OHIO                      OTHER                  45780
                                                                         OKLAHOMA                  ANNUAL               SE-2120394
                                                                         OREGON                    ANNUAL                2004-110
                                                                         PENNSYLVANIA              ANNUAL              2004-01-048MF
                                                                         PUERTO RICO               ANNUAL                 S-29735
                                                                         RHODE ISLAND              ANNUAL
                                                                         SOUTH CAROLINA            ANNUAL                 MF15270
                                                                         SOUTH DAKOTA              ANNUAL                  31097
                                                                         TENNESSEE                 ANNUAL                RM05-1687
                                                                         TEXAS                     GOOD UNTIL SOLD        C 73434
                                                                         UTAH                      ANNUAL               006-9086-33
                                                                         VIRGINIA                  GOOD UNTIL SOLD        140023
                                                                         VERMONT                   ANNUAL               1/21/04-07
                                                                         WASHINGTON                GOOD UNTIL SOLD       60036315
                                                                         WISCONSIN                 ANNUAL                471673-03
                                                                         WEST VIRGINIA             GOOD UNTIL SOLD       MF 49038
                                                                         WYOMING                   OTHER                   23067